082-04052

MM
KARTON AG

Mayr Melnhof Karton AG

14 % sales decline – profitability maintained

Pick-up of demand not expected in the short-term

Half-year Financial Report 2009

dlw 9/30

Mayr-Melnhof Group Key Indicators

(according to IFRS for interim financial reporting, unaudited)

	1st - 2nd Quarter		
(consolidated, in millions of EUR)	**Jan. 1 - Jun. 30, 2009**	Jan. 1 - Jun. 30, 2008	+/-
Sales	769.4	894.9	-14.0 %
EBITDA	112.0	121.7	-8.0 %
EBITDA margin (%)	14.6 %	13.6 %	
Operating profit	70.2	80.3	-12.6 %
Operating margin (%)	9.1 %	9.0 %	
Profit before tax	70.7	81.3	-13.0 %
Income tax expense	(18.8)	(25.9)	
Profit for the period	51.9	55.4	-6.3 %
Net profit margin (%)	6.7 %	6.2 %	
Basic and diluted earnings per share (in EUR)	2.40	2.49	
Cash earnings	94.1	96.6	-2.6 %
Cash earnings margin (%)	12.2 %	10.8 %	
Capital expenditures	28.5	46.9	-39.2 %
Depreciation and amortization	43.4	43.0	+0.9 %

	Balance sheet date	
	Jun. 30, 2009	Dec. 31, 2008
Total equity (in millions of EUR)	925.3	913.7
Total assets (in millions of EUR)	1,418.7	1,425.9
Total equity to total assets (%)	65.2 %	64.1 %
Net liquidity (in millions of EUR)	203.2	189.4
Enterprise value (in millions of EUR)	1,297.6	1,100.3
Employees	8,024	8,240

Management Report

Dear Shareholders,

Against the backdrop of the ongoing global recession your Company recorded in the first half of 2009 a noticeable reduction in volume compared to the first half-year 2008 both in cartonboard production and in folding carton manufacturing along with a strong increase in volatility of demand. As a result net sales decreased by 14.0 % and the operating profit was down by 12.6 % to EUR 70.2 million. Due to the price decreases on the procurement markets and further cost saving, the Group operating margin was maintained at 9.1 %, slightly up on the previous year (1st half of 2008: 9.0 %). As a result of the lower tax expense the profit for the period decreased only by 6.3 % from EUR 55.4 million to EUR 51.9 million.

No trend reversal in the market development seems to be in sight, as the effects of falling employment on private consumption and thus the demand for cartonboard and folding cartons in the upcoming months are quite obvious.

Under these challenging circumstances we are taking measures at every site which will contribute to a further improvement of our cost structure. On the basis of our sound liquidity and competitive market position we shall take new market opportunities in a risk-conscious manner.

Income statement

Consolidated sales of the Group amounted to EUR 769.4 million, which is 14.0 % down on the previous year (1st half of 2008: EUR 894.9 million). This decline resulted mainly from reduced sales volumes and lower average prices.

CONSOLIDATED SALES BY DESTINATION (according to IFRS for interim financial reporting, unaudited)

	1st - 2nd Quarter	
(in %)	**Jan. 1 - Jun. 30, 2009**	Jan. 1 - Jun. 30, 2008
Western Europe	71.4 %	67.3 %
Eastern Europe	21.9 %	24.0 %
Asia	2.3 %	4.3 %
Other	4.4 %	4.4 %
Total	**100.0 %**	**100.0 %**

At 9.1 % (1st half of 2008: 9.0 %) the Group's operating margin maintained robust stability. Despite significantly lower capacity utilization compared to the previous year MM Karton benefited particularly from consistently lower input cost, hence improving its margin, whereas MM Packaging recorded a slight capacity utilization-related margin decline. The operating profit decreased by 12.6 % to EUR 70.2 million.

At EUR 5.7 million and EUR -2.8 million financial income and financial expenses were below the previous year's level mainly due to reduced key interest rates (1st half of 2008: EUR 7.4 million; EUR -4.1 million).

Profit before tax reached EUR 70.7 million versus EUR 81.3 million in the previous year. Income tax expense amounted to EUR 18.8 million. The high level of 2008 (1st half of 2008: EUR 25.9 million) was related to taxation of non-recurring income from the disposal of businesses. As a result the effective Group tax rate declined from 31.9 % to 26.6 %.

The profit for the period stood at EUR 51.9 million versus EUR 55.4 million in the first half-year 2008. With a basic weighted average of 21,256,200 shares outstanding the earnings per share amounted to EUR 2.40 (1st half of 2008: EUR 2.49).

Assets, capital and liquid funds

As of June 30, 2009 the Group's total equity amounted to EUR 925.3 million, exceeding the level at year-end 2008 (December 31, 2008: EUR 913.7 million) by EUR 11.6 million. This increase results mainly from the profit for the period reduced by the dividend payment of EUR 36.1 million for the business year 2008.

Since the beginning of this year the interest-bearing financial liabilities have been trimmed by net redemptions of EUR 26.2 million to EUR 130.8 million (December 31, 2008: EUR 157.0 million). Total funds available to the Group in the amount of EUR 334.0 million are invested in Austrian and German federal bonds as well as in fixed-term deposits, resulting in the Group's net liquidity of EUR 203.2 million (December 31, 2008: EUR 189.4 million). At EUR 621.2 million non-current assets were below the year-end 2008 level (December 31, 2008: EUR 641.8 million), due to reduced investing activities. Current assets, by contrast, showed an increase to EUR 797.5 million (December 31, 2008: EUR 784.1 million), which mainly resulted from higher business volume compared to year-end 2008.

Cash flow development

Cash flow from operating activities reached EUR 78.2 million versus EUR 68.7 million in the previous year. This improvement resulted particularly from the consistent reduction of working capital and lower payments for income taxes.

Cash flow from investing activities amounted to EUR -24.6 million versus EUR -88.3 million in the previous year. The difference is basically attributable to significantly lower net payments for the acquisition of tangible and intangible assets in the current year as well as non-recurring payments for the purchase of securities in the previous year. The investment activities focused on short pay-back projects and particularly on improvement of energy efficiency and technological modernization.

Cash flow from financing activities decreased from EUR -111.4 million to EUR -65.1 million mainly due to lower net redemptions of interest-bearing financial liabilities and reduced payments for acquisition of own shares.

Development in the second quarter

In the second quarter the MM Group succeeded in keeping profit and sales levels close to those of the first quarter of this year.

Due to an expansion of non-European business of MM Karton, the division increased its capacity utilization from 81 % in the first to 88 % in the second quarter (2Q 2008: 96 %). The calculated average prices were reduced mainly by these export sales. The operating margin of MM Karton increased to 7.8 % (1Q 2009: 6.3 %; 2Q 2008: 5.3 %) due to improved capacity utilization and lower energy costs.

At MM Packaging mainly lower capacity utilization caused a decrease in the operating margin to 8.8 % (1Q 2009: 10.2 %; 2Q 2008: 9.6 %).

At EUR 34.5 million the Group attained an operating profit similar to that of the first quarter (1Q 2009: EUR 35.7 million; 2Q 2008: EUR 35.9 million). The operating margin of the Group reached 9.0 % (1Q 2009: 9.3 %; 2Q 2008: 8.1 %).

At EUR 25.4 million the profit for the period was close to that of the previous quarter (1Q 2009: EUR 26.5 million; 2Q 2008: EUR 28.1 million).

Outlook

We expect that private consumption and thus also the demand for cartonboard and folding cartons in Europe will not recover in the short run but will more probably get under increased pressure due to the negative development of the labor market.

Therefore no demand-induced improvement of utilization in our plants is in sight. It is more likely that crowding out competition and hence price pressure will intensify. Furthermore, we expect at least temporary increases in prices for fibers and energy, which will increase the pressure on margins.

Selective adjustments of capacities and employee headcount will be unavoidable also during the second half of the year. In production we will continue our cost structure improvement policy and investments in fast pay-back projects as in the previous months.

An estimate for the 2009 full-year is not yet possible due to the difficult forecast of the development in the second half-year. However, we will continue to target on generating high cash earnings even in the presently difficult environment and to resume the Group's course for growth both through acquisition and through organic growth while keeping the risk at a controllable level. Our market and cost leadership should allow us further to outperform the market average.

Divisions

MM KARTON

In parallel to the general economy the cartonboard markets recorded a further decline in demand and extreme short-term planning by the customers throughout the first half-year 2009. Against this backdrop the division's average order backlog came down from 63,000 tons in the first six months last year to 38,000 tons in the first-half of 2009. This corresponds to an average planning horizon in production of less than one week.

During the first months of the year we concentrated on best possible stabilization of cartonboard prices and market shares as well as machine utilization. Due to a very selective market approach and high flexibility in production this could be realized to a large extend.

After a late start of the order activity at the beginning of the year and market-related downtime during the first quarter, capacity utilization improved in the second quarter due to an increase in sales on non-European markets.

All in all, utilization of capacity at MM Karton was approximately 85 % during the first half-year (1st half of 2008: 96 %), which corresponds to a production of 717,000 tons (1st half of 2008: 857,000 tons).

Cartonboard sales totaled 699,000 tons, which is 17.6 % down from the comparable value (1st half of 2008: 848,000 tons). About 80 % was sold in Europe and 20 % on the non-European export markets (1st half of 2008: 79 %; 21 %).

On the procurement side an upward price movement can be seen especially for recovered paper and energy, although it is impossible to tell at this point whether it will have a lasting effect.

Due to volumes and prices sales decreased by 21.8 % from EUR 470.3 million to EUR 367.9 million. The operating profit, in contrast, came down under-proportionately from EUR 30.5 million to EUR 26.1 million due to improvements in the cost structure, which led to an increase in the operating margin from 6.5 % to 7.1 %.

DIVISIONAL INDICATORS MM KARTON (according to IFRS for interim financial reporting, unaudited)

	1st - 2nd Quarter		
(in millions of EUR)	**Jan. 1 - Jun. 30, 2009**	Jan. 1 - Jun. 30, 2008	+/-
Sales[1]	367.9	470.3	-21.8 %
Operating profit	26.1	30.5	-14.4 %
Operating margin (%)	7.1 %	6.5 %	
Tonnage sold (in thousands of tons)	699	848	-17.6 %
Tonnage produced (in thousands of tons)	717	857	-16.3 %

[1] including interdivisional sales

MM PACKAGING

During the first half of 2009 the European market for folding cartons showed an increasingly heterogeneous picture. Particularly packaging for daily consumer goods has not yet been fully hit by the recession as customers first try to save by buying less expensive products and not yet by buying less. As to durable and high-grade consumer goods, a downward trend in demand can already be seen. This was also reflected in the significantly differing capacity utilization rates of the individual MM Packaging plants during the first half-year.

Additionally, the current business has been impacted by high price pressure resulting from falls in raw material prices and currency devaluations against the euro, by accelerated reduction in inventory levels by our customers and strong increases in volatility.

In the first quarter the volumes converted were maintained at the previous year's level, but the second quarter was already characterized by decreasing quantities of sales for some key customers. All in all, about 310,000 tons of cartonboard were processed during the first six months of the year, which corresponds to a decline by 7.7 % compared to last year.

Sales decreased by 6.5 % to EUR 463.5 million (1st half of 2008: EUR 495.9 million) mainly due to the decrease in volume. At EUR 44.1 million the operating profit was 11.4 % below the previous year (1st half of 2008: EUR 49.8 million) mainly as a result of lower capacity utilization. Thus the operating margin went down from 10.0 % to 9.5 %.

DIVISIONAL INDICATORS MM PACKAGING (according to IFRS for interim financial reporting, unaudited)

	1st - 2nd Quarter		
(in millions of EUR)	**Jan. 1 - Jun. 30, 2009**	Jan. 1 - Jun. 30, 2008	+/-
Sales[1]	463.5	495.9	-6.5 %
Operating profit	44.1	49.8	-11.4 %
Operating margin (%)	9.5 %	10.0 %	
Tonnage processed (in thousands of tons)	310	336	-7.7 %

[1] including interdivisional sales

New folding carton plant in Iran

Setting up a new folding carton plant in Tehran, MM Packaging is continuing its expansion in the Middle East region. In a first phase, cigarette packaging is to be produced for the Iranian market.

Consolidated Balance Sheets

(according to IFRS for interim financial reporting, unaudited)

(all amounts in thousands of EUR)	Notes	End of 2nd Quarter Jun. 30, 2009	Year-end Dec. 31, 2008
ASSETS			
Property, plant and equipment	2	544,004.6	562,919.0
Investment property		1,681.8	1,758.9
Intangible assets including goodwill	2	58,697.5	59,328.9
Available-for-sale financial assets		2,792.6	2,585.6
Other financial assets		5,312.3	5,451.3
Deferred income taxes		8,686.8	9,749.1
Non-current assets		**621,175.6**	**641,792.8**
Inventories		211,253.8	213,512.4
Trade receivables		214,709.5	181,055.4
Income tax receivables		11,002.7	13,121.3
Prepaid expenses and other current assets		29,288.7	32,605.4
Available-for-sale financial assets		152,797.0	154,046.2
Cash and cash equivalents		178,434.5	189,786.4
Current assets		**797,486.2**	**784,127.1**
TOTAL ASSETS		**1,418,661.8**	**1,425,919.9**
EQUITY AND LIABILITIES			
Share capital		88,000.0	88,000.0
Additional paid-in capital		168,453.4	168,453.4
Treasury shares	4	(43,751.7)	(43,508.7)
Retained earnings		723,011.7	708,225.2
Other reserves		(30,549.6)	(29,325.6)
Equity attributable to shareholders of the Company		**905,163.8**	**891,844.3**
Minority interests		20,175.5	21,806.4
Total equity		**925,339.3**	**913,650.7**
Interest-bearing financial liabilities	5	57,035.2	71,761.2
Provisions for other non-current liabilities and charges		75,887.7	76,482.9
Deferred income taxes		32,846.9	35,499.0
Non-current liabilities		**165,769.8**	**183,743.1**
Interest-bearing financial liabilities	5	73,724.1	85,274.1
Liabilities and provisions for income taxes		16,708.1	15,268.6
Trade liabilities		113,743.5	113,138.8
Deferred income and other current liabilities		40,068.2	43,049.3
Provisions for other current liabilities and charges		83,308.8	71,795.3
Current liabilities		**327,552.7**	**328,526.1**
Total liabilities		**493,322.5**	**512,269.2**
TOTAL EQUITY AND LIABILITIES		**1,418,661.8**	**1,425,919.9**

Consolidated Income Statements

(according to IFRS for interim financial reporting, unaudited)

	2nd Quarter		1st - 2nd Quarter	
(all amounts in thousands of EUR, except per share data)	**Apr. 1 - Jun. 30, 2009**	Apr. 1 - Jun. 30, 2008	**Jan. 1 - Jun. 30, 2009**	Jan. 1 - Jun. 30, 2008
Sales	385,372.6	442,049.3	769,395.9	894,944.5
Cost of sales	(299,424.7)	(345,856.3)	(598,462.9)	(697,613.8)
Gross margin	**85,947.9**	**96,193.0**	**170,933.0**	**197,330.7**
Other operating income	2,246.0	3,373.3	7,389.7	5,892.6
Selling and distribution expenses	(35,207.7)	(43,473.0)	(71,567.1)	(84,981.5)
Administrative expenses	(18,477.7)	(19,917.0)	(36,434.1)	(37,464.7)
Other operating expenses	(21.0)	(234.3)	(120.8)	(451.8)
Operating profit	**34,487.5**	**35,942.0**	**70,200.7**	**80,325.3**
Gain from disposal of businesses	0.0	0.0	0.0	19,992.1
Result from wound up-activities	0.0	0.0	0.0	(22,578.8)
Financial income	2,601.3	3,206.7	5,720.1	7,364.5
Financial expenses	(1,211.5)	(1,869.6)	(2,760.3)	(4,085.6)
Other income (expenses) - net	(1,352.9)	1,613.4	(2,431.8)	294.8
Profit before tax	**34,524.4**	**38,892.5**	**70,728.7**	**81,312.3**
Income tax expense	(9,151.0)	(10,788.8)	(18,875.2)	(25,936.1)
Profit for the period	**25,373.4**	**28,103.7**	**51,853.5**	**55,376.2**
Attributable to:				
Shareholders of the Company	24,795.4	27,293.0	50,919.5	54,333.1
Minority interests	578.0	810.7	934.0	1,043.1
Profit for the period	**25,373.4**	**28,103.7**	**51,853.5**	**55,376.2**
Earnings per share for the profit attributable to the shareholders of the Company during the period:				
Basic and diluted earnings per share (in EUR)	1.17	1.26	2.40	2.49

Consolidated Comprehensive Income Statements

(according to IFRS for interim financial reporting, unaudited)

	2nd Quarter		1st - 2nd Quarter	
(all amounts in thousands of EUR)	**Apr. 1 - Jun. 30, 2009**	Apr. 1 - Jun. 30, 2008	**Jan. 1 - Jun. 30, 2009**	Jan. 1 - Jun. 30, 2008
Profit for the period	**25,373.4**	**28,103.7**	**51,853.5**	**55,376.2**
Profit (loss) directly recognized in equity:				
Valuation of available-for-sale financial assets	(590.1)	(276.0)	(923.4)	(316.1)
Foreign currency translations	3,886.6	3,384.6	(1,945.3)	(5,902.3)
Total profit (loss) directly recognized in equity (net):	**3,296.5**	**3,108.6**	**(2,868.7)**	**(6,218.4)**
Total profit for the period	**28,669.9**	**31,212.3**	**48,984.8**	**49,157.8**
Attributable to:				
Shareholders of the Company	27,837.3	30,412.0	49,695.5	48,859.3
Minority interests	832.6	800.3	(710.7)	298.5
Total profit for the period	**28,669.9**	**31,212.3**	**48,984.8**	**49,157.8**

Consolidated Statements of Changes in Equity

(condensed version according to IFRS for interim financial reporting, unaudited)

		1st - 2nd Quarter							
		Equity attributable to shareholders of the Company							
(all amounts in thousands of EUR)	Notes	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Other reserves[1]	**Total**	Minority interests	**Total equity**
Balance at January 1, 2009		**88,000.0**	**168,453.4**	**(43,508.7)**	**708,225.2**	**(29,325.6)**	**891,844.3**	**21,806.4**	**913,650.7**
Total profit for the period					50,919.5	(1,224.0)	**49,695.5**	(710.7)	**48,984.8**
Dividends paid	4				(36,133.0)		**(36,133.0)**	(920.2)	**(37,053.2)**
Purchase of treasury shares at cost	4			(243.0)			**(243.0)**		**(243.0)**
Balance at June 30, 2009		**88,000.0**	**168,453.4**	**(43,751.7)**	**723,011.7**	**(30,549.6)**	**905,163.8**	**20,175.5**	**925,339.3**
Balance at January 1, 2008		**88,000.0**	**168,453.4**	**(100.1)**	**650,462.3**	**(185.3)**	**906,630.3**	**27,265.8**	**933,896.1**
Total profit for the period					54,333.1	(5,473.8)	**48,859.3**	298.5	**49,157.8**
Dividends paid					(36,982.2)		**(36,982.2)**	(950.8)	**(37,933.0)**
Business combinations and dispositions							**0.0**	(2,610.9)	**(2,610.9)**
Purchase of treasury shares at cost				(23,498.2)			**(23,498.2)**		**(23,498.2)**
Balance at June 30, 2008		**88,000.0**	**168,453.4**	**(23,598.3)**	**667,813.2**	**(5,659.1)**	**895,009.2**	**24,002.6**	**919,011.8**

[1] Other reserves comprise the profit (loss) directly recognized in equity from the valuation of available-for-sale financial assets and foreign currency translations.

Consolidated Cash Flow Statements

(condensed version according to IFRS for interim financial reporting, unaudited)

		1st - 2nd Quarter	
(all amounts in thousands of EUR)	Notes	**Jan. 1 - Jun. 30, 2009**	Jan. 1 - Jun. 30, 2008
Cash flow from operating activities	6	78,174.3	68,719.2
Cash flow from investing activities		(24,626.0)	(88,326.9)
Cash flow from financing activities		(65,076.2)	(111,404.1)
Effect of exchange rate changes on cash and cash equivalents		176.0	(421.9)
Net change in cash and cash equivalents		**(11,351.9)**	**(131,433.7)**
Cash and cash equivalents at the beginning of the period		189,786.4	350,494.1
Cash and cash equivalents at the end of the period		**178,434.5**	**219,060.4**
Adjustments to reconcile cash and cash equivalents to total funds available to the Group:			
Current and non-current available-for-sale financial assets		155,589.6	71,364.1
Total funds available to the Group		**334,024.1**	**290,424.5**

Notes to the Consolidated Half-year Financial Statements

(1) General

The condensed consolidated half-year financial statements and notes thereto of Mayr-Melnhof Karton AG and its subsidiaries have been prepared in accordance with IFRS for interim financial reporting as adopted by the European Union and were neither voluntarily audited nor reviewed by an auditor.

These condensed consolidated half-year financial statements have been prepared using the same accounting principles as for the consolidated financial statements as of December 31, 2008. The amendments to existing standards and newly issued interpretations as published in the Official Journal of the European Union and effective since January 1, 2009 have not shown significant impact on the Group's financial statements and financial position.

(2) Development of fixed assets

The Group spent a total of thous. EUR 28,523.7 (1st half of 2008: thous. EUR 46,881.0) on acquiring property, plant and equipment and intangible assets in the first half-year of 2009.

Depreciation and amortization on "Property, plant and equipment", "Intangible assets including goodwill" and "Investment property" amounted to thous. EUR 43,410.2 (1st half of 2008: thous. EUR 42,985.4).

Net book values of "Property, plant and equipment" and "Intangible assets including goodwill" are composed as follows:

	End of 2nd Quarter	Year-end
(all amounts in thousands of EUR)	Jun. 30, 2009	Dec. 31, 2008
Lands, similar land rights and buildings	214,551.9	218,341.4
Technical equipment and machines	254,550.0	275,656.8
Other equipment, fixtures and fittings	29,961.6	32,526.1
Payments on account and construction in progress	44,941.1	36,394.7
Property, plant and equipment	**544,004.6**	**562,919.0**

	End of 2nd Quarter	Year-end
(all amounts in thousands of EUR)	Jun. 30, 2009	Dec. 31, 2008
Concessions, licenses and similar rights, and payments on account	2,976.3	2,880.1
Goodwill	52,585.1	52,873.9
Other intangible assets	3,136.1	3,574.9
Intangible assets including goodwill	**58,697.5**	**59,328.9**

(3) Purchase commitments

On June 30, 2009 purchase obligations for fixed assets regarding planned capital expenditures maturing within one year amounted to thous. EUR 12,124.7 (December 31, 2008: thous. EUR 16,556.4).

(4) Equity

SHARE REPURCHASE PROGRAM

The 14th Ordinary Shareholders' Meeting held on May 7, 2008 authorized the Management Board to repurchase treasury shares on or outside the stock exchange up to and including November 7, 2010. The share repurchase program limits the maximum repurchase volume to 10 % of the capital stock of Mayr-Melnhof Karton AG. In the first half-year of 2009, the Group has repurchased 4,892 own shares for thous. EUR 243.0. Therefore, on June 30, 2009 the Group held 745,260 own shares which is equivalent to 3.39 % of the capital stock. All transactions are published on the Internet at www.mayr-melnhof.com.

DIVIDEND

A dividend of EUR 1.70 per voting share was resolved for the year 2008 (2007: EUR 1.70) and was due on May 13, 2009. By June 30, 2009 the Group distributed to the shareholders a total of thous. EUR 36,133.0 (June 30, 2008: thous. EUR 36,982.2).

(5) Financial liabilities

Financial liabilities of the Group are as follows:

(all amounts in thousands of EUR)	**End of 2nd Quarter** **Jun. 30, 2009**	Year-end Dec. 31, 2008
Non-current interest-bearing financial liabilities	57,035.2	71,761.2
Current interest-bearing financial liabilities	73,724.1	85,274.1
Interest-bearing financial liabilities	**130,759.3**	**157,035.3**

(6) Cash flow from operating activities

The cash flow from operating activities and income taxes paid are as follows:

	1st - 2nd Quarter	
(all amounts in thousands of EUR)	**Jan. 1 - Jun. 30, 2009**	Jan. 1 - Jun. 30, 2008
Cash flow provided by operating activities excluding interest and taxes paid	94,856.3	92,092.7
Income taxes paid	(16,682.0)	(23,373.5)
Cash flow from operating activities	**78,174.3**	**68,719.2**

(7) Disclosure on transactions with related parties

In the first half-year of 2009 and 2008 no material business transactions were concluded between the Group and related parties. Transactions are carried out on an arm's length basis.

(8) Segment reporting information

The Group's operating segments can be illustrated as follows:

	1st - 2nd Quarter 2009			
(all amounts in thousands of EUR)	MM Karton	MM Packaging	Eliminations	**Consolidated**
Sales to external customers	306,685.4	462,710.5	0.0	769,395.9
Intersegment sales	61,203.7	744.4	(61,948.1)	0.0
Total sales	**367,889.1**	**463,454.9**	**(61,948.1)**	**769,395.9**
Operating profit	26,026.1	44,174.6	0.0	70,200.7

	1st - 2nd Quarter 2008			
(all amounts in thousands of EUR)	MM Karton	MM Packaging	Eliminations	**Consolidated**
Sales to external customers	400,596.7	494,347.8	0.0	894,944.5
Intersegment sales	69,705.1	1,514.6	(71,219.7)	0.0
Total sales	**470,301.8**	**495,862.4**	**(71,219.7)**	**894,944.5**
Operating profit	30,552.9	49,772.4	0.0	80,325.3

(9) Subsequent events

No events that require disclosure took place between the balance sheet date June 30, 2009 and the publication approval on August 18, 2009.

Statement of the Management Board

according to regulation 87 of the Austrian Stock Exchange Act

We confirm to the best of our knowledge that the condensed interim financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group as required by the applicable accounting standards and that the Group management report gives a true and fair view of important events that have occurred during the first six months of the financial year and their impact on the condensed interim financial statements, of the principal risks and uncertainties for the remaining six months of the financial year as well as of the major related party transactions to be disclosed.

Vienna, August 18, 2009

The Management Board

Wilhelm Hörmanseder m.p.
Chairman of the Management Board

Andreas Blaschke m.p.
Member of the Management Board

Franz Rappold m.p.
Member of the Management Board

Oliver Schumy m.p.
Member of the Management Board

Quarterly Overview

(according to IFRS for interim financial reporting, unaudited)

Mayr-Melnhof Group

(consolidated, in millions of EUR)	1st Quarter 2008	2nd Quarter 2008	3rd Quarter 2008	4th Quarter 2008	**1st Quarter 2009**	**2nd Quarter 2009**
Sales	452.9	442.0	443.9	392.4	384.0	385.4
EBITDA	62.3	59.4	52.0	42.6	57.9	54.1
EBITDA margin (%)	13.8 %	13.4 %	11.7 %	10.9 %	15.1 %	14.0 %
Operating profit	44.4	35.9	30.6	26.0	35.7	34.5
Operating margin (%)	9.8 %	8.1 %	6.9 %	6.6 %	9.3 %	9.0 %
Profit before tax	42.4	38.9	32.4	24.3	36.2	34.5
Income tax expense	(15.1)	(10.8)	(9.4)	(5.8)	(9.7)	(9.1)
Profit for the period	27.3	28.1	23.0	18.5	26.5	25.4
Net profit margin (%)	6.0 %	6.4 %	5.2 %	4.7 %	6.9 %	6.6 %
Earnings per share (basic and diluted in EUR)	1.23	1.26	1.04	0.85	1.23	1.17

Divisions

MM KARTON

(in millions of EUR)	1st Quarter 2008	2nd Quarter 2008	3rd Quarter 2008	4th Quarter 2008	**1st Quarter 2009**	**2nd Quarter 2009**
Sales[1]	240.0	230.3	216.9	189.5	182.7	185.2
Operating profit	18.4	12.1	4.3	4.3	11.6	14.5
Operating margin (%)	7.7 %	5.3 %	2.0 %	2.3 %	6.3 %	7.8 %
Tonnage sold (in thousands of tons)	427	421	392	307	334	365
Tonnage produced (in thousands of tons)	430	427	371	299	340	377

[1] including interdivisional sales

MM PACKAGING

(in millions of EUR)	1st Quarter 2008	2nd Quarter 2008	3rd Quarter 2008	4th Quarter 2008	**1st Quarter 2009**	**2nd Quarter 2009**
Sales[1]	248.7	247.2	259.4	234.7	236.0	227.5
Operating profit	26.0	23.8	26.3	21.7	24.1	20.0
Operating margin (%)	10.5 %	9.6 %	10.1 %	9.2 %	10.2 %	8.8 %
Tonnage processed (in thousands of tons)	165	171	169	147	163	147

[1] including interdivisional sales

Mayr-Melnhof Shares

RELATIVE PERFORMANCE OF MM SHARES 2009 (December 30, 2008 = 100)



—— MM
—— ATX
140
120
100
80
60
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.

Share price (closing price)	
as of Aug. 14, 2009	68.17
2009 High	68.17
2009 Low	48.10
Stock performance (Year-end 2008 until Aug. 14, 2009)	+34.38 %
Number of shares issued	22 million
Market capitalization as of Aug. 14, 2009 (in millions of EUR)	1,448.94
Trading volume (average per day 1st HY 2009 in millions of EUR)	2.17

FINANCIAL CALENDAR 2009/2010

November 12, 2009	Results for the first three quarters of 2009
March 17, 2010	Financial results for 2009
April 28, 2010	16th Ordinary Shareholders' Meeting - Vienna
May 4, 2010	Ex-dividend day
May 11, 2010	Dividend payment date
May 18, 2010	Results for the 1st quarter of 2010
August 17, 2010	Results for the 1st half-year of 2010
November 16, 2010	Results for the first three quarters of 2010

EDITORAL INFORMATION

Editor (publisher): Mayr-Melnhof Karton AG, Brahmsplatz 6, A-1041 Vienna

For further information, please contact:
Stephan Sweerts-Sporck
Investor Relations
Phone: +43 1 50136 91180
Fax: +43 1 50136 91195
e-mail: investor.relations@mm-karton.com
Website: http://www.mayr-melnhof.com